Preliminary Pricing Supplement No. 4273
(To the Prospectus dated August 1, 2019, the Prospectus Supplement dated August 1, 2019, the Prospectus Supplement Addendum dated February 18, 2021 and the Product Supplement EQUITY INDICES SUN-1 dated August 1, 2019)	Subject to Completion Preliminary Pricing Supplement dated November 2, 2021	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-232144
Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	November , 2021 December , 2021 November , 2024
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket

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Maturity of approximately three years, if not called prior to maturity

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Automatic call of the notes per unit at $10 plus the applicable Call Premium ([$0.70 to $0.80] on the first Observation Date and [$1.40 to $1.60] on the final Observation Date) if the Basket is flat or increases above 100% of the Starting Value on the relevant Observation Date

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The Observation Dates will occur approximately one year and two years after the pricing date

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If the notes are not called, at maturity:

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a return of 24% if the Basket is flat or increases up to the Step Up Value

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a return equal to the percentage increase in the Basket if the Basket increases above the Step Up Value

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1-to-1 downside exposure to decreases in the Basket, with up to 100% of your principal at risk

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The Basket will be comprised of the EURO STOXX 50® Index, the FTSE® 100 Index, the Nikkei 225 Index, the Swiss Market Index, the S&P/ASX 200 Index, and the FTSE China 50 Index. The EURO STOXX 50® Index will be given an initial weight of 40%, each of the FTSE® 100 Index and the Nikkei 225 Index will be given an initial weight of 20%, each of the Swiss Market Index and the S&P/ASX 200 Index will be given an initial weight of 7.5% and the FTSE China 50 Index will be given an initial weight of 5%

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All payments are subject to the credit risk of Barclays Bank PLC

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No periodic interest payments

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In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”.

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Limited secondary market liquidity, with no exchange listing

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The notes are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom, or any other jurisdiction.

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” beginning on page TS-8 of this term sheet, beginning on page PS-8 of product supplement EQUITY INDICES SUN-1 and beginning on page S-7 of the prospectus supplement.

Our initial estimated value of the notes, based on our internal pricing models, is expected to be between $9.49 and $9.69 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-8 of this term sheet and “Structuring the Notes” on page TS-32 of this term sheet.

Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between Barclays and any holder or beneficial owner of the notes, by acquiring the notes, each holder and beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. All payments are subject to the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page TS-4 and “Risk Factors” beginning on page TS-8 of this term sheet.

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None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

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	Per Unit	Total
Public offering price(1)	$ 10.00	$
Underwriting discount(1)	$ 0.20	$
Proceeds, before expenses, to Barclays	$ 9.80	$
(1)	For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

November , 2021

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

Summary

The Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024 (the “notes”) are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power (as described herein) or any other resolution measure by any relevant U.K. resolution authority. The notes will be automatically called at the applicable Call Amount if the Observation Level of the Market Measure, which is the International Equity Index Basket described below (the “Basket”), is equal to or greater than the Call Level on the relevant Observation Date. If the notes are not called, at maturity, the notes provide you with a Step Up Payment if the Ending Value of the Basket is equal to or greater than its Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the level of the Basket above the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See “Terms of the Notes” below.

The Basket will be comprised of the EURO STOXX 50® Index, the FTSE® 100 Index, the Nikkei 225 Index, the Swiss Market Index, the S&P/ASX 200 Index, and the FTSE China 50 Index (each a “Basket Component”). On the pricing date, the EURO STOXX 50® Index will be given an initial weight of 40%, each of the FTSE® 100 Index and the Nikkei 225 Index will be given an initial weight of 20%, each of the Swiss Market Index and the S&P/ASX 200 Index will be given an initial weight of 7.5%, and the FTSE China 50 Index will be given an initial weight of 5%.

On the cover page of this term sheet, we have provided the estimated value range for the notes. This range of estimated values was determined based on our internal pricing models, which take into account a number of variables, including volatility, interest rates and our internal funding rates, which are our internally published borrowing rates and the economic terms of certain related hedging arrangements. This range of estimated values may not correlate on a linear basis with the range of Call Premiums and Call Amounts for the notes. The estimated value of the notes calculated on the pricing date is expected to be less than the public offering price and will be set forth in the final term sheet made available to investors in the notes.

The economic terms of the notes (including the Call Premiums and the Call Amounts) are based on our internal funding rates, which may vary from the levels at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements. The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, will reduce the economic terms of the notes. For more information about the estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-32.

Terms of the Notes
Issuer:	Barclays Bank PLC (“Barclays”)	Call Settlement Dates:	Approximately the fifth business day following the applicable Observation Date, subject to postponement if the related Observation Date is postponed, as described on page PS-20 of product supplement EQUITY INDICES SUN-1.
Principal Amount:	$10.00 per unit	Call Premiums:

[$0.70 to $0.80] per unit if called on the first Observation Date (which represents a return of [7.00% to 8.00%] over the principal amount) and [$1.40 to $1.60] per unit if called on the final Observation Date (which represents a return of [14.00% to 16.00%] over the principal amount).

The actual Call Premiums will be determined on the pricing date.

Term:	Approximately three years, if not called	Ending Value:	The value of the Market Measure on the calculation day. The scheduled calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-22 of product supplement EQUITY INDICES SUN-1.
Market Measure:	An international equity index basket comprised of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei 225 Index (Bloomberg symbol: “NKY”), the Swiss Market Index (Bloomberg symbol: “SMI”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”) and the FTSE China 50 Index (Bloomberg symbol: “XIN0I”). Each Basket Component is a price return index.	Step Up Value:	124% of the Starting Value.
Starting Value:	The Starting Value will be set to 100 on the pricing date.	Step Up Payment:	$2.40 per unit, which represents a return of 24% over the principal amount.
Observation Level:	The value of the Market Measure on the applicable Observation Date, calculated as described on page TS-10.	Threshold Value:	100% of the Starting Value
Observation Dates:	On or about December , 2022 and November , 2023, approximately one year and two years, respectively, after the pricing date. The scheduled Observation Dates are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-22 of product supplement EQUITY INDICES SUN-1.	Calculation Day:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Call Level:	100% of the Starting Value	Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and a hedging-related charge of $0.05 per unit described in “Structuring the Notes” on page TS-32.
Call Amounts (per unit):	[$10.70 to $10.80] if called on the first Observation Date and [$11.40 to $11.60] if called on the final Observation Date. The actual Call Amounts will be determined on the pricing date.	Calculation Agents:	Barclays and BofA Securities, Inc. (“BofAS”).
Autocallable Market-Linked Step Up Notes	TS-2

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

Determining Payment on the Notes

Automatic Call Provision

The notes will be called automatically on an Observation Date if the Observation Level on that Observation Date is equal to or greater than the Call Level. If the notes are called, you will receive $10 per unit plus the applicable Call Premium.

Redemption Amount Determination

If the notes are not automatically called, on the maturity date, you will receive a cash payment per unit determined as follows:

Autocallable Market-Linked Step Up Notes	TS-3

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322:

▪	Product supplement EQUITY INDICES SUN-1 dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000095010319010204/dp110109_424b3-indicessun.htm

▪	Prospectus supplement addendum dated February 18, 2021:

http://www.sec.gov/Archives/edgar/data/312070/000095010321002483/dp146316_424b3.htm

▪	Series A MTN prospectus supplement dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000095010319010190/dp110493_424b2-prosupp.htm

▪	Prospectus dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000119312519210880/d756086d424b3.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our” or similar references are to Barclays.

Consent to U.K. Bail-in Power

Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the notes, by acquiring the notes, each holder and beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of Barclays or another person (and the issue to, or conferral on, the holder or beneficial owner of the notes such shares, securities or obligations); (iii) the cancellation of the notes and/or (iv) the amendment or alteration of the maturity of the notes, or amendment of the amount of any interest or any other amounts due on the notes, or the dates on which any interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the notes further acknowledges and agrees that the rights of the holders or beneficial owners of the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Risk Factors” below as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

The preceding discussion supersedes the discussion in the accompanying prospectus and prospectus supplement to the extent it is inconsistent therewith.

Autocallable Market-Linked Step Up Notes	TS-4

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

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You are willing to receive a return on your investment capped at the return represented by the applicable Call Premium if the relevant Observation Level is equal to or greater than the Call Level.

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You anticipate that the notes will be automatically called or that the Ending Value will not be less than the Starting Value.

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You are willing to risk a loss of principal and return if the notes are not automatically called and the Basket decreases from the Starting Value to the Ending Value.

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You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

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You are willing to forgo dividends or other benefits of owning the stocks included in the Basket Components.

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You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2.

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You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

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You are willing to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

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You want to hold your notes for the full term.

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You believe that the notes will not be automatically called and the Basket will decrease from the Starting Value to the Ending Value.

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You seek principal repayment or preservation of capital.

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You seek interest payments or other current income on your investment.

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You want to receive dividends or other distributions paid on the stocks included in the Basket Components.

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You seek an investment for which there will be a liquid secondary market.

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You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

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You are unwilling to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Autocallable Market-Linked Step Up Notes	TS-5

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

Hypothetical Payout Profile at Maturity

The graph below is based on hypothetical numbers and values. The graph below shows a payout profile at maturity, which would only apply if the notes are not called on any Observation Date.

Autocallable Market-Linked Step Up Notes

This graph reflects the returns on the notes, based on the Threshold Value of 100% of the Starting Value, the Step Up Payment of $2.40 per unit and the Step Up Value of 124% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Basket Components, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes, assuming the notes are not called on any Observation Date. The following table is based on the Starting Value of 100, the Threshold Value of 100, the Step Up Value of 124 and the Step Up Payment of $2.40 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value, whether the notes are called on an Observation Date and term of your investment. The following examples do not take into account any tax consequences from investing in the notes.

For hypothetical historical values of the Basket, see “The Basket” section below. For recent actual levels of the Basket Components, see “The Basket Components” section below. Each Basket Component is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in any of the Basket Components, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
60.00	-40.00%	$6.00	-40.00%
70.00	-30.00%	$7.00	-30.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
95.00	-5.00%	$9.50	-5.00%
100.00(1)(2)	0.00%	$12.40(3)	24.00%
105.00	5.00%	$12.40	24.00%
110.00	10.00%	$12.40	24.00%
120.00	20.00%	$12.40	24.00%
124.00(4)	24.00%	$12.40	24.00%
130.00	30.00%	$13.00	30.00%
140.00	40.00%	$14.00	40.00%
150.00	50.00%	$15.00	50.00%
160.00	60.00%	$16.00	60.00%
170.00	70.00%	$17.00	70.00%
(1)	This is the Threshold Value.

(2)	The Starting Value will be set to 100.00 on the pricing date.

(3)	This amount represents the sum of the principal amount and the Step Up Payment of $2.40.

(4)	This is the Step Up Value.

Autocallable Market-Linked Step Up Notes	TS-6

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

Redemption Amount Calculation Examples

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 100.00
Ending Value: 50.00
Redemption Amount per unit
Example 2
The Ending Value is 110.00, or 110.00% of the Starting Value:
Starting Value: 100.00
Step Up Value: 124.00
Ending Value: 110.00
Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.
Example 3
The Ending Value is 160.00, or 160.00% of the Starting Value:
Starting Value: 100.00
Step Up Value: 124.00
Ending Value: 160.00
$	Redemption Amount per unit
Autocallable Market-Linked Step Up Notes	TS-7

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-8 of product supplement EQUITY INDICES SUN-1 and page S-7 of the Series A MTN prospectus supplement identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

▪	If the notes are not automatically called, depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	If the notes are called, your investment return is limited to the return represented by the applicable Call Premium.

▪	Your investment return may be less than a comparable investment directly in the stocks included in the Basket Components.

Issuer-related Risks

▪	Payments on the notes are subject to our credit risk, and any actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Payments on the notes are subject to the exercise of U.K. Bail-in Power by the relevant U.K. resolution authority. As described above under “Consent to U.K. Bail-in Power,” the relevant U.K. resolution authority may exercise any U.K. Bail-in Power under the conditions described in such section of this term sheet. If any U.K. Bail-in Power is exercised, you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders and beneficial owners of the notes. By your acquisition of the notes, you acknowledge, accept, agree to be bound by, and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture relating to the notes). The trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power with respect to the notes. See “Consent to U.K. Bail-in Power” above as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement for more information.

Valuation- and Market-related Risks

▪	The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪	The estimated value is based on a number of variables, including volatility, interest rates and our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪	The estimated value of your notes is expected to be lower than the public offering price of your notes. This difference is expected as a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-32. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices take into consideration the levels at which our debt securities trade in the secondary market but do not take into account such fees, charges and other amounts.

▪	The estimated value of the notes will not be a prediction of the prices at which MLPF&S, BofAS or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar size trades, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪	A trading market is not expected to develop for the notes. We, MLPF&S, BofAS and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Autocallable Market-Linked Step Up Notes	TS-8

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

Conflict-related Risks

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trading in securities of companies included in the Basket Components), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

Market Measure-related Risks

▪	Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components. Due to the different Initial Component Weights, changes in the levels of some Basket Components will have a more substantial impact on the value of the Basket than similar changes in the levels of the other Basket Components.

▪	An index sponsor may adjust the relevant Basket Component in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Basket Components, except to the extent that the common stock of Barclays PLC is included in the FTSE® 100 Index, we, MLPF&S, BofAS and our respective affiliates do not control any company included in any Basket Component, and have not verified any disclosure made by any other company.

▪	Your return on the notes may be affected by factors affecting the international securities markets. In addition, you will not obtain the benefit of any increase in the value of any currency in which the securities included in the Basket Components are traded against the U.S. dollar, which you would receive if you had owned the securities included in the Basket Components during the term of your notes, although the value of the notes may be adversely affected by general exchange rate movements in the market.

Tax-related Risks

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a U.S. investor of the notes. See “Tax Considerations” below.

Other Terms of the Notes

Market Measure Business Day

The following definition shall supersede and replace the definition of “Market Measure Business Day” set forth in product supplement EQUITY INDICES SUN-1.

A “Market Measure Business Day” means a day on which:

(A)	the Eurex (in the case of the EURO STOXX 50® Index), the London Stock Exchange (in the case of the FTSE® 100 Index), the Tokyo Stock Exchange (in the case of the Nikkei 225 Index), the SIX Swiss Exchange (in the case of the Swiss Market Index), the Australian Stock Exchange (in the case of the S&P/ASX 200 Index) or the Hong Kong Stock Exchange (in the case of the FTSE China 50 Index) (or any successor to the foregoing exchanges) is open for trading; and

(B)	that Basket Component or any successor thereto is calculated and published.

Autocallable Market-Linked Step Up Notes	TS-9

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Components from the Starting Value to the Ending Value of the Basket. The Basket Components are described in the section “The Basket Components” below. Each Basket Component will be assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of the Notes—Basket Market Measures” beginning on page PS-23 of product supplement EQUITY INDICES SUN-1.

If October 26, 2021 were the pricing date, for each Basket Component, the Initial Component Weight, the closing level, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Component	Bloomberg Symbol	Initial Component Weight	Closing Level(1)(2)	Hypothetical Component Ratio(1)(3)	Initial Basket Value Contribution
EURO STOXX 50® Index	SX5E	40.00%	4,223.97	0.00946976	40.00
FTSE® 100 Index	UKX	20.00%	7,277.62	0.00274815	20.00
Nikkei 225 Index	NKY	20.00%	29,106.01	0.00068714	20.00
Swiss Market Index	SMI	7.50%	12,146.52	0.00061746	7.50
S&P/ASX 200 Index	AS51	7.50%	7,443.420	0.00100760	7.50
FTSE China 50 Index	XIN0I	5.00%	18,654.84	0.00026803	5.00
				Starting Value	100.00

(1)	The actual closing level of each Basket Component and the resulting actual Component Ratios will be determined on the pricing date, subject to adjustment as more fully described in the section entitled “Description of the Notes—Basket Market Measures—Determination of the Component Ratio for Each Basket Component” beginning on page PS-24 of product supplement EQUITY INDICES SUN-1 if a Market Disruption Event occurs on the pricing date as to any Basket Component or if the pricing date is not a Market Measure Business Day as to any Basket Component.

(2)	These were the closing levels of the Basket Components on October 26, 2021.

(3)	Each hypothetical Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component on October 26, 2021 and rounded to eight decimal places.

The calculation agents will calculate the value of the Basket on each Observation Date and the calculation day by summing the products of the closing level for each Basket Component on that day and the Component Ratio applicable to such Basket Component. If a Market Disruption Event or non-Market Measure Business Day occurs as to any Basket Component on such day, the closing level of that Basket Component will be determined as more fully described in the section entitled “Description of the Notes—Basket Market Measures—Observation Level or Ending Value of the Basket” beginning on page PS-25 of product supplement EQUITY INDICES SUN-1.

Autocallable Market-Linked Step Up Notes	TS-10

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

While actual historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical performance of the Basket from January 1, 2011 through October 26, 2021. The graph is based upon actual daily historical levels of the Basket Components, hypothetical Component Ratios based on the closing levels of the Basket Components as of December 31, 2010, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Autocallable Market-Linked Step Up Notes	TS-11

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

The Basket Components

All disclosures contained in this term sheet regarding the Basket Components, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources without independent verification. The information reflects the policies of, and is subject to change by each of STOXX Limited (“STOXX”) with respect to the EURO STOXX 50® Index, FTSE Russell (“FTSE”) with respect to the FTSE® 100 Index and the FTSE China 50 Index, Nikkei Inc. with respect to the Nikkei 225 Index, SIX Swiss Exchange Ltd (“SSE”) with respect to the Swiss Market Index and S&P Dow Jones Indices LLC (“S&P Dow Jones”) with respect to the S&P/ASX 200 Index (STOXX, FTSE, Nikkei Inc., SSE and S&P Dow Jones together, the “Index sponsors”). The Index sponsors have no obligation to continue to publish, and may discontinue or suspend the publication of any Basket Component at any time. The consequences of any Index sponsor discontinuing publication of a Basket Component are discussed in the section entitled “Description of the Notes—Discontinuance of an Index” beginning on page PS-27 of product supplement EQUITY INDICES SUN-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of any Basket Component or any successor index.

The EURO STOXX 50® Index

The EURO STOXX 50® Index (the “SX5E”) was created and is calculated, maintained and published by STOXX Limited, a wholly owned subsidiary of Deutsche Börse AG. The euro price return version of the SX5E is reported by Bloomberg L.P. under the ticker symbol “SX5E.”

EURO STOXX 50® Index Composition

The SX5E is a free-float market-capitalization weighted index composed of 50 of the largest stocks in terms of free-float market capitalization traded on the major exchanges of 11 Eurozone countries: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. At any given time, some eligible countries may not be represented in the SX5E.

The selection list for the SX5E includes the top 60% of the free-float market capitalization of each of the 19 EURO STOXX® Supersector indices (or, effective with the September 2020 review, the 20 EURO STOXX® Supersector indices) and all current SX5E component stocks. All the stocks on the selection list are ranked in terms of free-float market capitalization. The largest 40 stocks on the selection list are selected for inclusion in the SX5E; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60. If the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks.

The composition of the SX5E is reviewed annually in September. The review cut-off date is the last trading day of August. The composition of the SX5E is also reviewed monthly and components that rank 75 or below are replaced and non-component stocks that rank 25 or above are added. In addition, changes to country classification and listing are effective as of the next quarterly review. At that time, the SX5E is adjusted accordingly to remain consistent with its country membership rules by deleting the company where necessary.

EURO STOXX 50® Index Maintenance

The SX5E is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, bankruptcy, and price and share adjustments) that affect the composition of the SX5E are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

To maintain the number of components constant, a removed company is replaced by the highest-ranked non-component on the selection list. The selection list is updated on a monthly basis according to the review component selection process.

The free-float factors for each component stock used to calculate the SX5E are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review.

EURO STOXX 50® Index Calculation

The SX5E is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the value of the SX5E can be expressed as follows:

Index =	free-float market capitalization of the SX5E
divisor

The “free-float market capitalization of the SX5E” is equal to the sum of the products, for each component stock, of the price, number of shares, free-float factor, weighting cap factor and, if applicable, the exchange rate from the local currency into the index currency of the SX5E as of the time that the SX5E is being calculated. The weighting cap factor limits the weight of each component stock within the SX5E to a maximum of 10% at the time of each review.

The free-float factor of each component stock is intended to reduce the number of shares to the actual amount available on the market. All fractions of the total number of shares that are larger than 5% and whose holding is of a long-term nature are excluded from the

Autocallable Market-Linked Step Up Notes	TS-12

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

calculation of the SX5E, including: cross-ownership (stock owned either by the company itself, in the form of treasury shares, or owned by other companies); government ownership (stock owned by either governments or their agencies); private ownership (stock owned by either individuals or families); and restricted shares that cannot be traded during a certain period or have a foreign ownership restriction. Block ownership is not applied for holdings of custodian nominees, trustee companies, mutual funds, investment companies with short-term investment strategies, pension funds and similar entities.

The SX5E is also subject to a divisor, which is adjusted to maintain the continuity of the values of the SX5E despite changes due to corporate actions. The following is a summary of the adjustments to any component stock of the SX5E made for corporate actions and the effect of such adjustment on the divisor of the SX5E, where shareholders of the component stock will receive “B” number of shares for every “A” share held (where applicable).

(1) Special cash dividend:

Cash distributions that are outside the scope of the regular dividend policy or that the company defines as an extraordinary distribution

Adjusted price = closing price – dividend announced by the company × (1 – withholding tax if applicable)

Divisor: decreases

(2) Split and reverse split: Adjusted price = closing price × A / B New number of shares = old number of shares × B / A Divisor: unchanged

(3) Rights offering:

If the subscription price is not available or if the subscription price is equal to or greater than the closing price on the day before the effective date, then no adjustment is made.

If the subscription price is available as a price range and not as a fixed price, the price and share adjustment is performed only if both lower and upper range are in the money. The average value between lower and upper range will be used as a subscription price.

In case the share increase is greater than or equal to 100% (B / A ≥ 1), the adjustment of the shares and weight factors are delayed until the new shares are listed.

Adjusted price = (closing price × A + subscription price × B) / (A + B)

New number of shares = old number of shares × (A + B) / A

Divisor: increases

(4) Stock dividend: Adjusted price = closing price × A / (A + B) New number of shares = old number of shares × (A + B) / A Divisor: unchanged	(5) Stock dividend (from treasury stock): Adjusted only if treated as extraordinary dividend. Adjusted close = close – close × B / (A + B) Divisor: decreases
(6) Stock dividend (from redeemable shares): Adjusted only if treated as extraordinary dividend. Adjusted close = close - close × B / (A + B) Divisor: decreases	(7) Stock dividend of another company: Adjusted price = (closing price × A – price of other company × B) / A Divisor: decreases

(8) Return of capital and share consolidation:

Adjusted price = (closing price – capital return announced by company × (1-withholding tax)) × A / B

New number of shares = old number of shares × B / A

Divisor: decreases

(9) Repurchase of shares / self-tender:

Adjusted price = ((price before tender × old number of shares) – (tender price × number of tendered shares)) / (old number of shares – number of tendered shares)

New number of shares = old number of shares – number of tendered shares

Divisor: decreases

(10) Spin-off: Adjusted price = (closing price × A – price of spun-off shares × B) / A Divisor: decreases
Autocallable Market-Linked Step Up Notes	TS-13

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

(11) Combination stock distribution (dividend or split) and rights offering:

For this corporate action, the following additional assumptions apply:

Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held.

If A is not equal to one share, all the following “new number of shares” formulae need to be divided by A:

- If rights are applicable after stock distribution (one action applicable to other):

Adjusted price = (closing price × A + subscription price × C × (1 + B / A)) / ((A + B) × ( 1 + C / A))

New number of shares = old number of shares × ((A + B) × (1 + C / A)) / A

Divisor: increases

- If stock distribution is applicable after rights (one action applicable to other):

Adjusted price = (closing price × A + subscription price × C) /((A + C) × (1 + B / A))

New number of shares = old number of shares × ((A + C) × (1 + B / A))

Divisor: increases

- Stock distribution and rights (neither action is applicable to the other):

Adjusted price = (closing price × A + subscription price × C) / (A + B + C)

New number of shares = old number of shares × (A + B + C) / A

Divisor: increases

(12) Addition / deletion of a company: No price adjustments are made. The net change in market capitalization determines the divisor adjustment.	(13) Free-float and shares changes: No price adjustments are made. The net change in market capitalization determines the divisor adjustment.
Autocallable Market-Linked Step Up Notes	TS-14

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

The following graph shows the daily historical performance of the SX5E in the period from January 1, 2011 through October 26, 2021. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On October 26, 2021, the closing level of the SX5E was 4,223.97.

Historical Performance of the EURO STOXX 50® Index

This historical data on the SX5E is not necessarily indicative of the future performance of the SX5E or what the value of the notes may be. Any historical upward or downward trend in the level of the SX5E during any period set forth above is not an indication that the level of the SX5E is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the SX5E.

License Agreement

We have entered into a non-exclusive license agreement with STOXX Limited whereby we, in exchange for a fee, are permitted to use the SX5E in connection with the notes. STOXX Limited and its licensors (the “Licensors”) have no relationship to Barclays Bank PLC, other than the licensing of indices and the related trademarks for use in connection with the notes.

STOXX Limited and its Licensors do not:

•	sponsor, endorse, sell or promote the notes;

•	recommend that any person invest in the notes or any other securities;

•	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.

•	have any responsibility or liability for the administration, management or marketing of the notes; or

•	consider the needs of the notes or the owners of the notes in determining, composing or calculating the SX5E or have any obligation to do so.

STOXX Limited and its Licensors will not have any liability in connection with the notes. Specifically,

•         STOXX Limited and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about:

•	the results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the SX5E and the data included in the SX5E;

•	the accuracy or completeness of the SX5E and its data; or

•	the merchantability and the fitness for a particular purpose or use of the SX5E and its data;

STOXX Limited and its Licensors will have no liability for any errors, omissions or interruptions in the SX5E or its data; and

Under no circumstances will STOXX Limited or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or its Licensors knows that they might occur.

The licensing agreement between Barclays Bank PLC and STOXX Limited is solely for their benefit and not for the benefit of the owners of the notes or any other third parties.

Autocallable Market-Linked Step Up Notes	TS-15

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

The FTSE® 100 Index

The FTSE® 100 Index (the “UKX”) is an index calculated, published and disseminated by FTSE, a wholly owned subsidiary of London Stock Exchange Group plc (the “LSEG”). The UKX measures the composite price performance of the 100 largest companies (determined on the basis of market capitalization) traded on the London Stock Exchange (the “LSE”). Publication of the UKX began in January 1984. The UKX is reported by Bloomberg L.P. under the ticker symbol “UKX.”

Composition of the FTSE® 100 Index

The 100 stocks included in the UKX (the “UKX Underlying Stocks”) were selected from a reference group of stocks trading on the LSE that were selected by excluding certain stocks that have low liquidity, public float accuracy, and reliability of prices, or size or have limited voting right by unrestricted shareholders or foreign ownership restrictions. The UKX Underlying Stocks were selected from this reference group by selecting 100 stocks with the largest market value. Where there are multiple lines of listed equity capital in a company, all are included and priced separately, provided that the secondary line’s full market capitalization (i.e. before the application of any investability weightings) is greater than 25% of the full market capitalization of the company’s principal line and the secondary line satisfies the eligibility rules and screens in its own right in all respects. A list of the issuers of the UKX Underlying Stocks is available from FTSE.

Companies are required to have greater than 5% of the company’s voting rights (aggregated across all of its equity securities, including, where identifiable, those that are not listed or trading) in the hands of unrestricted shareholders in order to be eligible for index inclusion. Companies already included in the UKX have a five-year grandfathering period to comply or they will be removed from the UKX in September 2022.

The UKX is overseen and reviewed quarterly by the FTSE Russell Europe, Middle East & Africa Regional Equity Advisory Committee (the “Index Steering Committee”) in order to maintain continuity in the level. The Index Steering Committee undertakes the reviews of the UKX and ensures that constituent changes and index calculations are made in accordance with the ground rules of the UKX. The UKX is reviewed on a quarterly basis in March, June, September and December. Each review is based on data from the close of business on the Tuesday before the first Friday of the review month. Any constituent changes are implemented after the close of business on the third Friday of the review month (i.e. effective Monday), following the expiry of the ICE Futures Europe futures and options contracts.

The UKX Underlying Stocks may be replaced, if necessary, in accordance with deletion/addition rules that provide generally for the removal and replacement of a stock from the UKX if such stock is delisted or its issuer is subject to a takeover offer that has been declared unconditional or it has ceased, in the opinion of the Index Steering Committee, to be a viable component of the UKX. To maintain continuity, a stock will be added at the quarterly review if it has risen to 90th place or above and a stock will be deleted if at the quarterly review it has fallen to 111th place or below, in each case ranked on the basis of market capitalization. A constant number of constituents will be maintained for the UKX. Where a greater number of companies qualify to be inserted in the UKX than those qualifying to be deleted, the lowest ranking constituents presently included in the UKX will be deleted to ensure that an equal number of companies are inserted and deleted at the periodic review. Likewise, where a greater number of companies qualify to be deleted than those qualifying to be inserted, the securities of the highest ranking companies which are presently not included in the UKX will be inserted to match the number of companies being deleted at the periodic review.

Companies that are large enough to be constituents of the UKX but do not pass the liquidity test are excluded. They will remain ineligible until the next annual review in June when they will be re-tested against all eligibility screens.

Calculation of the FTSE® 100 Index

The UKX is an arithmetic weighted index where the weights are the market capitalization of each company. The UKX is calculated by summing the free float adjusted market values (or capitalizations) of all companies within the UKX divided by the divisor. On the base date, the divisor is calculated as the sum of the market capitalizations of the UKX constituents divided by the initial index value of 1,000. The divisor is subsequently adjusted for any capital changes in the UKX constituents. In order to prevent discontinuities in the UKX in the event of a corporate action or change in constituents, it is necessary to make an adjustment to the prices used to calculate the UKX to ensure that the change in index between two consecutive dates reflects only market movements rather than including change due to the impact of corporate actions or constituent changes. This ensures that the UKX values remain comparable over time and that changes in the UKX level properly reflect the change in value of a portfolio of index constituents with weights the same as in the UKX.

Autocallable Market-Linked Step Up Notes	TS-16

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

The following graph shows the daily historical performance of the UKX in the period from January 1, 2011 through October 26, 2021. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On October 26, 2021, the closing level of the UKX was 7,277.62.

Historical Performance of the FTSE® 100 Index

This historical data on the UKX is not necessarily indicative of the future performance of the UKX or what the value of the notes may be. Any historical upward or downward trend in the level of the UKX during any period set forth above is not an indication that the level of the UKX is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the UKX.

License Agreement

We have entered into a non-exclusive license agreement with FTSE whereby we, in exchange for a fee, are permitted to use the UKX in connection with certain securities, including the notes. We are not affiliated with FTSE; the only relationship between FTSE and us is any licensing of the use of FTSE’s indices and trademarks relating to them.

The notes are not in any way sponsored, endorsed, sold or promoted by FTSE or by the London Stock Exchange Group companies (“LSEG”) (together the “Licensor Parties”) and none of the Licensor Parties make any claim, prediction, warranty or representation whatsoever, expressly or impliedly, either as (i) to the results to be obtained from the use of the UKX, (ii) the figure at which the UKX stands at any particular time on the particular day or otherwise, or (iii) the suitability of the UKX for the purpose to which it is being put in connection with the notes. None of the Licensor Parties have provided or will provide any financial or investment advice or recommendation in relation to the UKX to Barclays Bank PLC or to its clients. The UKX is calculated by FTSE or its agent. None of the Licensor Parties shall be (a) liable (whether in negligence or otherwise) to any person for any error in the UKX or (b) be under any obligation to advise any person of any error therein.

“FTSE®,” “FT-SE®” and “Footsie®” are trademarks of LSEG and are used by FTSE under license. “All-World,” “All-Share” and “All-Small” are trademarks of FTSE.

Autocallable Market-Linked Step Up Notes	TS-17

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

The Nikkei 225 Index

The Nikkei 225 Index (the “NKY”) is a stock index that measures the composite price performance of selected Japanese stocks. The NKY is currently based on 225 underlying stocks (the “Nikkei Underlying Stocks”) trading on the Tokyo Stock Exchange (“TSE”) representing a broad cross-section of Japanese industries. Non-ordinary shares, such as shares of exchange-traded funds, real estate investment trusts, preferred stock or other preferred securities or tracking stocks, are excluded from the NKY. The NKY is reported by Bloomberg L.P. under the ticker symbol “NKY.”

All 225 Nikkei Underlying Stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE. Nikkei Inc. rules require that the 75 most liquid issues (one-third of the component count of the NKY) be included in the NKY. Nikkei Inc. first calculated and published the NKY in 1970.

Rules of the Periodic Review

Nikkei Underlying Stocks are reviewed annually (the “periodic review”) in accordance with the following rules with a base date at the end of July, and results of the review are applied on the first trading day in October. Results of the review become effective on the first trading day of October, and the maximum number of Nikkei Underlying Stocks that can be affected is three, excluding any Nikkei Underlying Stock affected by corporate reorganization near the time of periodic review. Stocks selected by the procedures outlined below are presented as candidates to a committee composed of academics and market professionals for comment; based on comments from the committee, Nikkei Inc. determines and announces any changes to the Nikkei Underlying Stocks.

High Liquidity Group

The top 450 most liquid stocks are chosen from the TSE First Section. For purposes of this selection, liquidity is measured by (i) trading volume in the preceding 5-year period and (ii) the magnitude of price fluctuation by volume in the preceding 5-year period. These 450 stocks constitute the “High Liquidity Group” for the review. Those Nikkei Underlying Stocks that are not in the High Liquidity Group are removed. Those stocks that are not currently Nikkei Underlying Stocks but that are in the top 75 of the High Liquidity Group are added.

Sector Balance

The High Liquidity Group is then categorized into the following six sectors: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others, and Transportation and Utilities. These six sector categories are further divided into 36 industrial classifications as follows:

o	Technology — Pharmaceuticals, Electrical Machinery, Automobiles & Auto Parts, Precision Instruments and Telecommunications;

o	Financials — Banks, Other Financial Services, Securities and Insurance;

o	Consumer Goods — Fishery, Food, Retail and Services;

o	Materials — Mining, Textiles & Apparel, Paper & Pulp, Chemicals, Petroleum, Rubber, Ceramics, Steel, Nonferrous Metals and Trading Companies;

o	Capital Goods/Others — Construction, Machinery, Shipbuilding, Transportation Equipment, Other Manufacturing and Real Estate; and

o	Transportation/Utilities — Railway & Transport, Marine Transport, Air Transport, Warehousing, Electric Power and Gas.

The “appropriate number” of constituents for each sector is defined to be half the number of stocks in that sector. After the liquidity-based adjustments, discussed above, a rebalancing is conducted if any of the sectors are over- or under-represented. The degree of representation is evaluated by comparing the actual number of constituents in the sector against the appropriate number for that sector.

For over-represented sectors, current constituents in the sector are deleted in the order of liquidity (lowest liquidity first) to correct the overage. For under-represented sectors, non-constituent stocks are added from the High Liquidity Group in the order of liquidity (highest liquidity first) to correct the shortage.

Extraordinary Replacement Rules

Nikkei Underlying Stocks removed from the TSE First Section are deleted from the NKY. Reasons for removal from the TSE First Section include: designation as “securities to be delisted,” delisting due to corporate restructuring such as merger, share exchange or share transfer, or transfer to the TSE Second Section. A constituent designated as a “security under supervision” remains a constituent at the time of designation. However, Nikkei Inc. may replace such constituent with a pre-announcement when it is highly inappropriate to keep the stock as a constituent (e.g. the probability of delisting is extremely high).

When a Nikkei Underlying Stock is deleted from the NKY as outlined in the preceding paragraph, a new Nikkei Underlying Stock will be selected and added, in principle, from the same sector of the High Liquidity Group in order of liquidity. Notwithstanding the foregoing,

Autocallable Market-Linked Step Up Notes	TS-18

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

the following rules may apply depending on the timing and circumstances of the deletion: (i) when such deletion is scheduled close to the time of the periodic review, additional stocks may be selected as part of the periodic review process and (ii) when multiple deletions are scheduled in a season other than the periodic review, additions may be selected using the liquidity and sector balancing rules outlined above.

Procedures to Implement Constituent Changes

As a general rule, for both the periodic review and the extraordinary replacement rules, additions and deletions are made effective on the same day in order to keep the number of Nikkei Underlying Stocks 225. However, under the circumstances outlined below, when an addition cannot be made on the same day as a deletion, the NKY may be calculated with fewer than 225 Nikkei Underlying Stocks. In this case, the divisor is adjusted to ensure continuity.

A Nikkei Underlying Stock may be delisted when it establishes a parent company through a share transfer or becomes a subsidiary of an unlisted company through a share exchange. If a new parent company is deemed to be succeeding the business of the delisted company, such new parent company may become a Nikkei Underlying Stock if it becomes listed. In such case, during the period between the delisting of the original company and the listing of the new succeeding company, the NKY may be calculated with fewer than 225 Nikkei Underlying Stocks.

Calculation of the Nikkei 225 Index

The NKY is a modified, price-weighted index (i.e., a Nikkei Underlying Stock’s weight in the index is based on its price per share rather than the total market capitalization of the issuer) that is calculated by (i) multiplying the per share price of each Nikkei Underlying Stock by the corresponding price adjustment factor for such Nikkei Underlying Stock (a “PAF”), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the “Divisor”). The Divisor is subject to periodic adjustments as set forth below. The stock prices used in the calculation of the NKY are those reported by a primary market for the Nikkei Underlying Stocks (currently the TSE). The level of the NKY is calculated every 5 seconds.

The PAF of a Nikkei Underlying Stock will equal 1 if the per share price of such Nikkei Underlying Stock does not exceed 1% of the sum of the adjusted per share prices for all Nikkei Underlying Stocks. If the per share price of a Nikkei Underlying Stock exceeds 1% of the sum of the adjusted per share prices for all Nikkei Underlying Stocks, the PAF for such Nikkei Underlying Stock will be calculated in intervals of 0.1 (rounded down) and will equal the highest possible value that, when multiplied by the per share price of such Nikkei Underlying Stock, does not exceed 1% of the sum of the adjusted per share prices for all Nikkei Underlying Stocks. PAFs are evaluated annually on the base date at the end of July.

In order to maintain continuity of the NKY in the event of certain changes due to non-market factors affecting the Nikkei Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the Divisor used in calculating the NKY is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the NKY. Thereafter, the Divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any Nikkei Underlying Stock, the Divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable PAF and divided by the new Divisor (i.e., the level of the NKY immediately after such change) will equal the level of the NKY immediately prior to the change.

Autocallable Market-Linked Step Up Notes	TS-19

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

The following graph shows the daily historical performance of the NKY in the period from January 1, 2011 through October 26, 2021. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On October 26, 2021, the closing level of the NKY was 29,106.01.

Historical Performance of the Nikkei 225 Index

This historical data on the NKY is not necessarily indicative of the future performance of the NKY or what the value of the notes may be. Any historical upward or downward trend in the level of the NKY during any period set forth above is not an indication that the level of the NKY is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the NKY.

License Agreement

For any specific issuance of securities, we will enter into a non-exclusive license agreement with Nikkei Inc., whereby we, in exchange for a fee, will be permitted to use the NKY in connection with such securities. We are not affiliated with Nikkei Inc.; the only relationship between Nikkei Inc. and us is any licensing of the use of Nikkei Inc.’s indices and trademarks relating to them.

The copyright relating to the NKY and intellectual property rights as to the indications for “Nikkei,” “Nikkei Stock Average” and “Nikkei 225” and any other rights shall belong to Nikkei Inc. Nikkei Inc. will be entitled to change the details of the NKY and to suspend the announcement thereof. All the businesses and implementation relating to our license agreement with Nikkei Inc. will be conducted exclusively at our risk, and Nikkei Inc. assumes no obligation or responsibility therefor.

The notes are not sponsored, endorsed, sold, or promoted by Nikkei Inc., and Nikkei Inc. makes no representation whatsoever, whether express or implied, either as to the results to be obtained from the use of the NKY and/or the levels at which the NKY stands at any particular time on any particular date or otherwise. Nikkei Inc. will not be liable (whether in negligence or otherwise) to any person for any error in the NKY, and Nikkei Inc. is under no obligation to advise any person of any error therein. Nikkei Inc. is making no representation whatsoever, whether express or implied, as to the advisability of purchasing or assuming any risk in connection with the notes.

Autocallable Market-Linked Step Up Notes	TS-20

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

The Swiss Market Index

The SMI® (the “SMI®”) is a free-float adjusted market capitalization-weighted price return index of the Swiss equity market. The SMI® was standardized on June 30, 1988 with an initial baseline value of 1,500 points. The SMI® is reported by Bloomberg L.P. under the ticker symbol “SMI.”

Composition of the SMI®

The SMI® is composed of the most highly capitalized and liquid stocks of the Swiss Performance Index® (“SPI®”). The SMI® represents more than 75% of the free-float market capitalization of the Swiss equity market.

The SMI® is composed of the 20 highest ranked securities of the SPI®, where the ranking of each security is determined by a combination of the following criteria:

•	average free-float market capitalization over the last 12 months (compared to the capitalization of the entire SPI®); and

•	cumulated on order book turnover over the last 12 months (compared to the total turnover of the SPI®).

The average market capitalization in percent and the turnover in percent are each given a weighting of 50% and yield the weighted market share. A security is excluded from the SMI® if it ranked 23 or lower in the selection list. To reduce fluctuations in the SMI®, a buffer is applied for securities ranked 19 to 22. Out of the candidates from ranks 19 to 22, current components are selected with priority over the other candidates. New components out of the buffer are selected until 20 components have been reached. Instruments that are primary listed on more than one stock exchange and generate less than 50% of their total turnover at SIX Swiss Exchange, need to fulfill additional liquidity criteria in order to be selectable for the SMI®. For this purpose, all components of the SPI® are ranked based on their cumulated order book turnover over the past 12 months relative to the total turnover of the index universe. For this list, only turnovers of stock exchanges are considered where the instrument is primary listed. Such an instrument with several primary listings must rank among the first 18 components on the order book turnover list in order to be selectable for the SMI®. Such an instrument is excluded from the SMI® once it reaches 23 or lower.

Standards for Admission and Exclusion

To ensure that the composition of the SMI® maintains a high level of continuity, the stocks contained within it are subject to a special admission and exclusion procedure. This is based on the criteria of free-float market capitalization and liquidity. The index-basket adjustments which arise from this procedure are, as a rule, made once per year.

The securities included in the SMI® are weighted according to their free-float. The free-float is calculated only for shares with voting rights. This means that large positions in a security that reach or exceed the threshold of 5% and are held in firm hands are subtracted from the total market capitalization. The following positions in a security are deemed to be held in firm hands:

•	Shareholding that has been acquired by one person or a group of persons who are subject to a shareholder or lockup agreement.

•	Shareholding that has been acquired by one person or a group of persons who according to publicly known facts, have a long-term interest in a company.

The free-float is calculated on the basis of outstanding shares. Issued and outstanding equity capital is, as a rule, the total amount of equity capital that has been fully subscribed, wholly or partially paid in and documented in the Commercial Registry. Neither conditional nor approved capital is counted as issued and outstanding equity capital. The free-float is calculated on the basis of listed shares only. Where a company has different categories of listed participation rights, these are considered separately for the free-float calculation.

Exceptions

The positions in a security held by institutions of the following kind are deemed free-floating:

•	custodian nominees

•	trustee companies

•	investment funds

•	pension funds

•	investment companies

The SIX Swiss Exchange classifies at its own discretion persons and groups of persons who, because of their area of activity or the absence of important information, cannot be clearly assigned.

Ordinary Index Review

Each year on the third Friday of September, the composition of the SMI® is updated in the ordinary index review based on the selection list of June. With the cut-off dates on March 31, September 30 and December 31, a provisional selection list is created, which serves as the basis for the adjustment of extraordinary corporate actions. The number of securities and free-float shares are adjusted on four ordinary adjustment dates a year: the third Friday in March, June, September and December.

Autocallable Market-Linked Step Up Notes	TS-21

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

Extraordinary Corporate Actions

An extraordinary corporate action is an initial public offering (“IPO”), merger and acquisition activity, spin-off, insolvency or any other event that leads to a listing or delisting. An extraordinary corporate action has an ex-date, but its effect can usually not be calculated by a generic predefined formula. In most cases, an extraordinary corporate action leads to a new listing or delisting and subsequently there is a change in the composition of the SMI® and in the component weights of the composition of the SMI®.

Newly listed instruments that fulfill the selection rules of the SMI®, are extraordinarily included in the SMI® on their second trading day and the SMI® is adjusted with the free-float market capitalization at the close of the first trading day. The extraordinary inclusion of a newly listed instrument in the SMI® can lead to an extraordinary replacement of an existing index component. Extraordinary inclusions are usually implemented after a notification period of 5 trading days. The adjusted cap factors are implemented after a notification period of generally 5 trading days, but no less than one trading day.

If an IPO of a real estate instrument leads to an extraordinary inclusion, it is included in the SMI® in three equal stages. This is achieved by the gradual increase of the number of shares or the free-float factor over three trading days starting on the second trading day.

In case of a planned delisting, the exclusion of an index component is made, if possible, on the next ordinary index review date on the third Friday of March, June, September or December. However, if the delisting would be effective before the ordinary index review, the component is excluded from the SMI® on the effective date of the delisting. If the index component no longer meets the criteria for remaining in the SMI® due to a pending acquisition, it may be removed ahead of time. If a component is excluded from the SMI® outside of the ordinary index review, it is replaced by the best-ranked candidate on the selection list that is not yet part composition of the SMI® in order to maintain a stable number of components within the SMI®. Extraordinary exclusions and respective additions are implemented after a notification period of usually 5 trading days. Adjusted cap factors are implemented after a notification period of generally 5 trading days, but no less than one trading day.

Extraordinary inclusions in the SMI® take place if the selection rules for the SMI® are fulfilled after a three-month period. This occurs on a quarterly basis after the close of trading on the third Friday of March, June, September and December as follows:

Latest Listing Date	Earliest Extraordinary Acceptance Date
5 trading days prior to the end of November	March
5 trading days prior to the end of February	June
5 trading days prior to the end of May	September
5 trading days prior to the end of August	December

In the case of major market changes as a result of a corporate action, an instrument may be admitted to the SMI® outside of the accepted admission period as long as it clearly fulfills the index selection rules. For the same reasons, a component can be excluded if the requirements for admission to the SMI® are no longer fulfilled.

Calculation of the SMI®

The SMI® is calculated using the Laspeyres method with the weighted arithmetic mean of a defined number of securities issues. The index level is calculated by dividing the market capitalizations of all securities included in the SMI® by a divisor:

where t is current day; s is current time on day t; Is is the current index level at time s; Dt is the divisor on day t; M is the number of issues in the SMI®; pi,s is the last-paid price of security i; xi,t is the number of shares of security i on day t; fi,t is the free-float for security i on day t; Ki,t is the capping factor for security i on day t and rs is the current CHF exchange rate at time s.

The divisor is a technical number used to calculate the SMI®. If the market capitalization changes due to a corporate event, the divisor changes while the index value remains the same. The new divisor is calculated on the evening of the day before the corporate event takes effect.

In calculating the SMI®, the last available price is taken into account. If no price has been paid on the day of calculation, the previous day’s price is used. Only the prices achieved via the electronic order book of the SIX Swiss Exchange are used.

The trading hours for Swiss equities, participation certificates and bonus certificates are determined by the SIX Swiss Exchange. Since the opening phase usually causes strong price fluctuations, the SMI® is first calculated two minutes after the start of on order book trading. This index level is called the “open.” A closing auction takes place ten minutes before close of trading. At the close of trading, the final closing prices used in calculating the closing level of the SMI® are established.

Autocallable Market-Linked Step Up Notes	TS-22

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

Component Weighting

The SMI® is weighted by the free-float market capitalization of its components. The number of shares and the free-float factor are reviewed on a quarterly basis. In the same context, each component of the SMI® with a free-float market capitalization larger than 18% of the total market capitalization of the index is capped to that weight of 18%.

Additionally, the components of the index are capped to 18% between two ordinary index reviews as soon as two components exceed a weight of 20% each. If such an intra quarter breach is observed after the close of markets, the new cap factors are calculated so that any component has a maximum weight of 18%. This cap factor is set to be effective after the close of the following trading day.

If an issuer has issued more than one equity instrument (e.g., registered shares, bearer shares, participation certificates, bonus certificates), it is possible that one issuer is represented in the SMI® with more than one instrument. In this case, the free-float market capitalization of those instruments is cumulated for the calculation of the cap factors. If the cumulated index weight exceeds the 18% threshold, the weight is capped accordingly. The cumulated, capped index weight is distributed proportionally based on the free-float market capitalization of those instruments.

Autocallable Market-Linked Step Up Notes	TS-23

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

The following graph shows the daily historical performance of the SMI in the period from January 1, 2011 through October 26, 2021. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On October 26, 2021, the closing level of the SMI was 12,146.52.

Historical Performance of the Swiss Market Index

This historical data on the SMI is not necessarily indicative of the future performance of the SMI or what the value of the notes may be. Any historical upward or downward trend in the level of the SMI during any period set forth above is not an indication that the level of the SMI is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the SMI®.

License Agreement

SSE has had the names of all the indices created by it protected under trademark law. They have been registered in Switzerland as well as in key markets both in Europe and overseas. Under certain conditions, SSE permits third parties to use the trademarks of its index family for commercial purposes. It has levied a license fee for such use since 1999.

We have entered into a non-exclusive license agreement with the SSE whereby we, in exchange for a fee, are permitted to use the SMI in connection with certain securities, including the notes and warrants. We are not affiliated with the SSE; the only relationship between the SSE and us is any licensing of the use of the SMI and trademarks relating to them.

Any transactions specified or described in this term sheet are not in any way sponsored, endorsed, sold or promoted by the SSE and the SSE makes no warranty or representation whatsoever, express or implied, either as to the results to be obtained from the use of the SMI and/or the figure at which the SMI stands at any particular day or otherwise. However, the SSE shall not be liable (whether in negligence or otherwise) to any person for any error in the SMI and the SSE shall not be under any obligation to advise any person of any error therein.

SIX Group, SSE, SPI, Swiss Performance Index (SPI), SPI EXTRA, SPI ex SLI, SMI, Swiss Market Index (SMI), SMI MID (SMIM), SMI Expanded, SXI, SXI Real Estate, SXI Swiss Real Estate, SXI Life Sciences, SXI Bio+Medtech, SLI, SLI Swiss Leader Index, SBI, SBI Swiss Bond Index, SAR, SAR SWISS AVERAGE RATE, SARON, SCR, SCR SWISS CURRENT RATE, SCRON, SAION, SCION, VSMI and SWX Immobilienfonds Index are trademarks that have been registered in Switzerland and/or abroad by SIX Group Ltd respectively SIX Swiss Exchange Ltd. Their use is subject to a license.

Autocallable Market-Linked Step Up Notes	TS-24

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

.

The S&P/ASX 200 Index

The S&P/ASX 200 Index (the “AS51”) is designed to be the primary gauge for the Australian equity market, and it is recognized as an investable benchmark in Australia. The AS51 measures the performance of the 200 largest and most liquid index-eligible stocks listed on the Australian Securities Exchange (the “ASX”) by float-adjusted market capitalization. The AS51 is reported by Bloomberg L.P. under the ticker symbol “AS51.”

Composition of the S&P/ASX 200 Index

The AS51 weights companies according to the Global Industry Classification Standard (“GICS®”), which creates uniform ground rules for replicable, custom-tailored, industry-focused portfolios. It also enables meaningful comparisons of sectors and industries across regions.

Eligibility Criteria

The AS51 constituents are drawn from the universe of ordinary and preferred equity stocks listed on ASX. The criteria for index additions include, but are not limited to:

o	Listing. Only securities listed on the ASX are considered for inclusion in the AS51;

o	Eligible Securities. Common and equity preferred stocks (which are not of a fixed income nature) are eligible for inclusion in the AS51. Hybrid stocks, such as convertible stock, bonds, warrants and preferred stock that provide a guaranteed fixed return, are not eligible. Listed investment companies (LICs) that invest in a portfolio of securities are not eligible. Companies that are currently under consideration for merger or acquisition are not eligible.

o	Market Capitalization. The market capitalization criterion for stock inclusion is based upon the daily average market capitalization of a security over the last six months. The ASX stock price history (last six months), latest available shares on issue and the investable weight factor (“IWF”) are the relevant variables for the calculation. The IWF is a variable that is primarily used to determine the available float of a security for ASX-listed securities; and

o	Liquidity. Only securities that are regularly traded are eligible for inclusion in the AS51. A stock’s liquidity is measured relative to its peers. Relative Liquidity is calculated as follows:

Where:

o	Stock Median Liquidity is the median daily value traded on the ASX for each stock divided by the average float/index weight-adjusted market capitalization for the previous six months; and

o	Market Liquidity is determined using the market capitalization weighted average of the stock median liquidities of the 500 companies in the All Ordinaries index, an index that includes nearly all ordinary shares listed on the ASX.

Stocks must have a minimum Relative Liquidity of 50% to be included in the AS51.

Rebalancing. Rebalancing of the AS51 occurs on a regular basis. Shares and IWFs updates are also applied regularly. The reference date used for the six months’ worth of trading data is the second to last Friday of the month prior to the rebalancing.

Frequency. The AS51 constituents are rebalanced quarterly to ensure adequate market capitalization and liquidity. Quarterly rebalancing changes take effect after the market close on the third Friday of March, June, September and December.

Buffers. In order to limit the level of index turnover, eligible non-constituent securities will generally only be considered for index inclusion once a current constituent stock is excluded due to a sufficiently low rank and/or liquidity, based on the float-adjusted market capitalization. Potential index inclusions and exclusions need to satisfy a buffer requirement in terms of the rank of the stock relative to the AS51. The following buffer aims to limit the level of index turnover that may take place at each quarterly rebalancing, maximizing the efficiency and limiting the cost associated with holding the index portfolio.

Addition	Rank Buffer for Deletion
179th or higher	221st or lower

This float-adjusted market capitalization rank buffer serves as the guideline used by the Index Committee to arrive at any potential constituent changes to the AS51. However, the Index Committee has complete discretion to bypass these rules when circumstances warrant.

Autocallable Market-Linked Step Up Notes	TS-25

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

Intra-Quarter Additions/Deletions. Between rebalancing dates, an addition to the AS51 is generally made only if a vacancy is created by an index deletion. Index additions are made according to market size and liquidity. Deletions can occur between index rebalancing dates due to acquisitions, mergers and spin-offs or due to suspension or bankruptcies. The decision to remove a stock from the AS51 will be made once there is sufficient evidence that the transaction will be completed. Stocks that are removed due to mergers & acquisitions activity are removed from the AS51 at the cash offer price for cash-only offers. Otherwise the best available price in the market is used.

IPOs. An initial public offering is added to the AS51 only when an appropriate vacancy occurs or due to a rebalance, and is subject to proven liquidity for at least eight weeks. An exception may be made for extraordinary large offerings where sizeable trading volumes justify inclusion. Available price and value traded data as of the reference date is used to determine eligibility for IPOs.

Share Updates. The share count for all AS51 constituents are reviewed quarterly and are rounded to the nearest thousand (‘000).

Share updates for foreign-domiciled securities will take place at each quarterly rebalancing. The update to the number of shares outstanding will take place only when the three-month average of CHESS Depositary Interests (CDIs) or the total securities held in the Australian branch of issuer sponsored register (where supplied) and in CHESS, on the rebalancing reference date, differs from the current number of shares used by 5% or more.

Where CDI information is not supplied to the ASX by the company or the company’s share register, estimates for Australian equity capital will be drawn from CHESS data and, ultimately, registry-sourced data.

Calculation of the S&P/ASX 200 Index

The AS51 is calculated using a base-weighted aggregate methodology so that the level of the AS51 reflects the total market value of all the component stocks relative to a particular base period. The total market value of a company is determined by multiplying the price of its stock by the number of shares available after float (IWF) adjustment. An indexed number is used to represent the result of this calculation in order to make the value easier to work with and track over time.

Investable Weight Factor (IWF). A stock’s weight in the AS51 is determined by the float-adjusted market capitalization of the stock. The number of shares outstanding is reduced to exclude closely held shares from the index calculation because such shares are not available to investors. The AS51 calculates an IWF, which is the percentage of total shares outstanding that are included in the index calculation. All constituents in the AS51 are assigned an IWF. A company must have a minimum IWF of 0.3 to be eligible for index inclusion, however an IWF at or above that level is not necessary for ongoing index membership. The IWF for foreign-domiciled securities in the AS51 is typically set to 1. IWFs are reviewed annually as part of the September quarterly review.

On any given day, the AS51 value is the quotient of the total available market capitalization of its constituents and its divisor. The key to index maintenance is the adjustment of the divisor. The purpose of the index divisor is to maintain the continuity of an index level following the implementation of corporate actions, index rebalancing events, or other non-market driven actions. Index maintenance – reflecting changes in shares outstanding, corporate actions, addition or deletion of stocks to the index – should not change the level of the index. Any change to the stocks in the index that alters the total market value of the index while holding stock prices constant will require a divisor adjustment.

Index Governance

The AS51 is maintained by the S&P/ASX Index Committee. S&P Dow Jones chairs the Index Committee, which is comprised of five voting members representing both S&P Dow Jones and the ASX.

The S&P/ASX Index Committee meets regularly to review market developments and convenes as needed to address major corporate actions. At each meeting, the Index Committee may review pending corporate actions that may affect index constituents, statistics comparing the composition of the index to the market, companies that are being considered as candidates for addition to the index, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

The index committee of the AS51 reserves the right to make exceptions when applying the methodology if the need arises. At least once within any twelve-month period, they review the methodology to ensure that the AS51 continues to achieve the stated objectives, and that the data and methodology remain effective.

Autocallable Market-Linked Step Up Notes	TS-26

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

The following graph shows the daily historical performance of the AS51 in the period from January 1, 2011 through October 26, 2021. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On October 26, 2021, the closing level of the AS51 was 7,443.420.

Historical Performance of the S&P/ASX 200 Index

This historical data on the AS51 is not necessarily indicative of the future performance of the AS51 or what the value of the notes may be. Any historical upward or downward trend in the level of the AS51 during any period set forth above is not an indication that the level of the AS51 is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the AS51.

License Agreement

The AS51 is a product of S&P Dow Jones. S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“SPFS”). ASX is a registered trademark of ASX Operations Pty Limited (“ASX”). These trademarks have been licensed to S&P Dow Jones and its affiliates, and sublicensed to Barclays Bank PLC for certain purposes.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones, SPFS, ASX, or any of their respective affiliates (collectively, “S&P and ASX”). S&P and ASX do not make any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the AS51 to track general market performance. S&P Dow Jones Indices’ and ASX’s only relationship to Barclays Bank PLC with respect to the AS51 is the licensing of the AS51 and certain trademarks, service marks and/or trade names of S&P and ASX and/or their licensors. The AS51 is determined, composed and calculated by S&P Dow Jones Indices without regard to Barclays Bank PLC or the notes. S&P Dow Jones Indices has no obligation to take the needs of Barclays Bank PLC or the owners of the notes into consideration in determining, composing or calculating the AS51. S&P and ASX are not responsible for and has not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash, surrendered or redeemed, as the case may be. S&P and ASX have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the AS51 will accurately track the performance of the index or provide positive investment returns. S&P Dow Jones Indices is not an investment advisor. Inclusion of a security within the AS51 is not a recommendation by S&P Dow Jones Indices or ASX to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P AND ASX DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE AS51 OR ANY DATA RELATED THERETO OR ANY COMMUNICATION (INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS)) WITH RESPECT THERETO. S&P AND ASX SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P AND ASX MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY Barclays Bank PLC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE AS51 OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES OR ASX BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND Barclays Bank PLC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Autocallable Market-Linked Step Up Notes	TS-27

Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

The FTSE China 50 Index

The FTSE China 50 Index (the “XIN0I”) is designed to represent the performance of the Chinese companies that are listed on the Stock Exchange of Hong Kong Ltd (“HKSE”).

Composition of the FTSE China 50 Index

The XIN0I is currently based on the 50 largest and most liquid Chinese stocks (called “H” shares, “Red Chip” shares and “P Chip” shares), listed and trading on HKSE. “H” shares are securities of companies incorporated in the People’s Republic of China and traded on the HKSE. “Red Chip” shares are securities of companies incorporated outside of the People’s Republic of China that trade on HKSE and that which are substantially owned directly or indirectly by Mainland Chinese state entities with the majority of their revenue or assets derived from Mainland China. “P Chip” shares are securities of companies (other than a Red Chip company) incorporated outside of the People’s Republic of China and traded on HKSE, but are controlled by Mainland Chinese companies and individuals, with the establishment and origins of the companies in Mainland China and with a majority of their revenue or assets derived from Mainland China.

Standards for Admission and Exclusion

Currently, only H shares, P Chip shares and Red Chip shares are eligible for inclusion in the XIN0I. Each constituent must also be a constituent of the FTSE All-World Index, a market-capitalization weighted index representing the performance of large- and mid-capitalization developed and emerging markets stocks covering 90-95% of the investable market capitalization globally. Companies whose business is that of holding equity and other investments (e.g., Investment Trusts) are not eligible for inclusion. Newly eligible P Chip shares whose associated “N” shares are already included in the FTSE All-World Index will be eligible for inclusion in the XIN0I at the next quarterly review after a minimum 3-month trading period. “N” shares are securities of companies incorporated inside or outside of the People’s Republic of China and traded on the New York Stock Exchange or The Nasdaq Stock Market, but are controlled by Mainland Chinese companies and individuals, with a majority of their revenue or assets derived from Mainland China.

Securities must be sufficiently liquid to be traded; therefore, the following criteria, among others, are used to ensure that illiquid securities are excluded:

Price. There must be an accurate and reliable price for the purposes of determining the market value of a company.

Liquidity. Each security will be tested for liquidity on a semi-annual basis in March and September by calculation of its monthly median of daily trading volume as part of the FTSE All-World Index review. When calculating the median of daily trading volume of any security for a particular month, a minimum of 5 trading days in that month must exist, otherwise the month will be excluded from the test. For each month, the daily trading volume for each security is calculated as a percentage of the shares in issue for that day adjusted by the free float at the review cut-off date. These daily values are then ranked in descending order and the median is taken by selecting the value for the middle ranking day if there is an odd number of days and the mean of the middle two if there is an even number of days. Daily totals with zero trades are included in the ranking; therefore a security that fails to trade for more than half of the days in a month will have a zero median trading volume for that month. Any period of suspension will not be included in the test. The liquidity test will be applied on a pro-rata basis where the testing period is less than 12 months.

New Issues. New issues which do not have a twelve month trading record must have a minimum three month trading record when reviewed. They must turnover at least 0.05% of their free float adjusted shares based on their median daily trading volume each month, on a pro rata basis since listing. When testing liquidity the free float weight as at the last date in the testing period will be used for the calculation for the whole of that period.

Trading Screen. Existing and non-constituent securities, which have not traded on 60 or more trading days during the past year (up to and including the review cut-off date), will not be eligible for index inclusion. Regular/ad-hoc market holidays and unscheduled market closures will not count towards the total; otherwise, the reason(s) for a security’s non-trading will not be considered. All standard trading days will be incorporated within the calculation (Friday and Sundays as appropriate). Ad-hoc non-standard trading days will not be incorporated within the calculation. If a security does not have a full year of trading, the 60 day period will be pro-rated according to the number of available trading days passed since its listing. Where a pro-rata calculation is necessary, the number of available trading days on the underlying market during the previous year up to and including the review cut-off date will be used as the basis of the calculation. A security that has been removed from the XIN0I as a result of this screen will only be re-considered for inclusion after a period of 12 months from its deletion. For the purposes of index eligibility, it will be treated as a new issue.

The XIN0I is subject to the oversight of an advisory committee, the FTSE Russell Asia Pacific Regional Equity Advisory Committee. The FTSE Russell Asia Pacific Regional Equity Advisory Committee is responsible for undertaking the periodic review of the XIN0I ground rules and for considering changes of the ground rules.

Calculation of the FTSE China 50 Index

The XIN0I is calculated using a free float index calculation methodology of the FTSE Group. The XIN0I is calculated using the following formula:

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Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

where “N” is the number of securities in the XIN0I, “pi” is the latest trade price of the component security “i,” “ei” is the exchange rate required to convert the security’s home currency into the FTSE China 50 Index’s base currency, “si” is the number of shares of the security in issue, “f” is the free float factor published by FTSE, to be applied to such security to allow amendments to its weighting, “ci” is the capping factor published by FTSE at the most recent quarterly review of the XIN0I, and “d” is the divisor, a figure that represents the total issued share capital of the XIN0I at the base date, which may be adjusted to allow for changes in the issued share capital of individual securities without distorting the XIN0I. The capping factor serves to limit the weight of any individual company to no more than 9% of the XIN0I and to limit the aggregate weight of all companies that have a weight greater than 4.5% to no more than 38% of the XIN0I.

The XIN0I uses actual trade prices for securities with local stock exchange quotations and Reuters real-time spot currency rates for its calculations. FTSE excludes from free floating shares: (i) shares held by public companies or by non-listed subsidiaries of public companies; (ii) shares held by directors, senior executives and managers of the company and/or their families, direct relations or affiliated companies; (iii) shares held within employee share plans; (iv) government holdings; (v) shares subject to foreign ownership limits; (vi) shares held by strategic investors; (vii) shares subject to lock-in clauses (for the duration of the lock-up); (viii) shares that are subject to on-going contractual agreements (such as swaps) where they would ordinarily be treated as restricted; (ix) shares that are non-negotiable which are held by companies that have not converted these shares following the A Share reform and (x) non-tradable A Shares subject to a lock-in (until the lock-in expires and the shares are freely tradable on the exchange).

Free float is calculated using available published information rounded up to 12 decimal places. Companies with a free float of 5% or below are excluded from the XIN0I. In June, a constituent’s free float will be updated regardless of size. No buffers are applied.

Foreign ownership limits, if any, are applied after calculating the free float restriction. If the foreign ownership limit is more restrictive than the free float restriction, the precise foreign ownership limit is applied. If the foreign ownership limit is less restrictive or equal to the free float restriction, the free float restriction is applied.

The XIN0I is periodically reviewed for changes in free float. These reviews coincide with the quarterly reviews undertaken of the XIN0I. The constituents will be reviewed using data from the close of business on the Monday following the third Friday in February, May, August and November. Where there is a market holiday in either China or Hong Kong on the Monday following the third Friday, the close of business on the last trading day prior to the Monday after the third Friday, where both markets are open, will be used. Implementation of any changes takes place at the close of trading on the third Friday in March, June, September and

December. A stock’s free float is also reviewed and adjusted if necessary following certain corporate events. If the corporate event includes a corporate action which affects the XIN0I, any change in free float is implemented at the same time as the corporate action. If there is no corporate action, the change in free float is applied as soon as practicable after the corporate event.

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Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

The following graph shows the daily historical performance of the XIN0I in the period from January 1, 2011 through October 26, 2021. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On October 26, 2021, the closing level of the XIN0I was 18,654.84.

Historical Performance of the FTSE China 50 Index

This historical data on the XIN0I is not necessarily indicative of the future performance of the XIN0I or what the value of the notes may be. Any historical upward or downward trend in the level of the XIN0I during any period set forth above is not an indication that the level of the XIN0I is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the XIN0I.

License Agreement

We have entered into a non-exclusive license agreement with FTSE whereby we, in exchange for a fee, are permitted to use the XIN0I in connection with certain securities, including the notes and warrants. We are not affiliated with FTSE; the only relationship between FTSE and us is any licensing of the use of FTSE’s indices and trademarks relating to them.

The securities are not in any way sponsored, endorsed, sold or promoted by FTSE or by the London Stock Exchange Group companies (“LSEG”) (together the “Licensor Parties”) and none of the Licensor Parties make any claim, prediction, warranty or representation whatsoever, expressly or impliedly, either as to (i) the results to be obtained from the use of the XIN0I (the “Index”), (ii) the figure at which the said Index stands at any particular time on any particular day or otherwise, or (iii) the suitability of the Index for the purpose to which it is being put in connection with the securities. None of the Licensor Parties have provided or will provide any financial or investment advice or recommendation in relation to the Index to Barclays Bank PLC or to its clients. The Index is calculated by FTSE or its agent. None of the Licensor Parties shall be (a) liable (whether in negligence or otherwise) to any person for any error in the Index or (b) be under any obligation to advise any person of any error therein.

All rights in the Index vest in FTSE. “FTSE®” is a trademark of LSEG and is used by FTSE under license.

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Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

BofAS has advised us that MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. BofAS has advised us that, at MLPF&S’s and BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated value of the notes at the time of purchase. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket, the remaining term of the notes and our creditworthiness. However, none of us, MLPF&S, BofAS nor any of our respective affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Prohibition of Sales to UK Retail Investors

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the United Kingdom (“UK”). For these purposes, a UK retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of

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Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the EUWA (as amended, the “UK Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (as amended, the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

Prohibition of Sales to EEA Retail Investors

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the European Economic Area (“EEA”). For these purposes, an EEA retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the European Economic Area has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the European Economic Area may be unlawful under the EU PRIIPs Regulation.

The preceding discussion supersedes the discussion in the accompanying prospectus and prospectus supplement to the extent it is inconsistent therewith.

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Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Basket. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date will be based on our internal funding rates. Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Components, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by us, BofAS or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-8 and “Use of Proceeds and Hedging” on page PS-18 of product supplement EQUITY INDICES SUN-1.

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Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket, due November , 2024

Tax Considerations

You should review carefully the sections in the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders.” The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Based on current market conditions, in the opinion of our special tax counsel, it is reasonable to treat the notes for U.S. federal income tax purposes as prepaid forward contracts with respect to the Basket. Assuming this treatment is respected, upon a sale or exchange of the notes (including redemption upon an automatic call or at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the notes, which should equal the amount you paid to acquire the notes. This gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the original issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the notes do not have a “delta of one” within the meaning of the regulations, we expect that these regulations will not apply to the notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders. Subject to estate tax treaty relief, a note may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the note at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated or deemed situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.

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